1 ©2014 Sprint. This information is subject to Sprint policies regarding use and is the property of Sprint and/or its relevant affiliates and may contain restricted, confidential or privileged materials intended for the sole use of the intended recipient. Any review, use, distribution or disclosure is prohibited without authorization. ©2015 Sprint. This information is subject to Sprint policies regarding use and is the property of Spri t and/or its relevant affiliates and may contain stricted, confide ti l or privileg d materials intended for the s le us of the int nded recipient. Any review, use, distribution or disclosure is prohibited without authorization. 1 Notes: These numbers are national averages as of February 2016 and do not represent a specific market’s spectrum contiguity or amount of MHz. The frequency ranges for each band (low, mid, high) is based on the uplink frequency for the FDD spectrum. 20.0 40.0 60.0 80.0 100.0 120.0 T o t a l M o b i l e S p e c t r u m A s s e t s ( U p l i n k a n d D o w n l i n k M H z c o m b i n e d ) 0.0 200.0 160.0 Spectrum Competitive Landscape Nationwide, population-weighted average of controlled spectrum for major U.S. wireless carriers Low Band – sub 1 GHz (excellent indoor/wide-area coverage) Middle Band – 1.6 GHz to 2.1 GHz (good indoor/wide-area coverage) High Band – 2.3 GHz to 2.7 GHz (limited indoor/wide-area coverage) AWS-1 77 MHz 155 MHz 113 MHz 204 MHz LTE Plus